UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of January 2024

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, 'may', ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients’ products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by utilising Artificial Intelligence (AI) technologies and partnerships in our business; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the company's 2022 Annual Report on Form 20-F, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Capital Markets Day 2024 dated 30 January 2024, prepared by WPP plc.

30 January 2024

CAPITAL MARKETS DAY 2024

Innovating to Lead

WPP is today announcing the next phase of its strategy to capture the opportunities offered by AI, maximise the potential of creative transformation and deliver faster growth, higher margins and improved cash generation.

Four strategic pillars support these goals:

1. Lead through AI, data and technology

●      Capitalise on WPP's lead in artificial intelligence built on: the acquisition of Satalia in 2021; organic investment in AI, client technology and data; and deep partnerships with Adobe, Google, IBM, Microsoft, Nvidia and OpenAI

●     Drive improved returns to clients through a set of AI-enabled services and tools, delivered by WPP Open, our common technology platform, and powered by proprietary AI models

●       Fuel AI services with WPP's proprietary data sets together with client, platform and market-level data to improve marketing performance for clients

●       Ensure appropriate safeguards for client information, brand safety, copyright and ethics

●      Expand the reach of our AI services through WPP Open, with more than 28,000 current users across WPP and adoption by key clients including L'Oréal and Nestlé

2. Unlock the full potential of creative transformation to drive growth

●     Expand our client relationships by further leveraging WPP's global scale, integrated offer in creative, media, production and PR, and capabilities in growth areas such as commerce, influencer marketing and retail media to capture share in a growing market

3. Build world-class, market-leading brands

●       Lead the industry through six powerful agency networks - AKQA, Ogilvy, VML, Hogarth, GroupM and Burson - which now represent close to 90% of WPP's revenue less pass-through costs

●      Realise the opportunities from VML as the world's largest integrated creative agency and leverage GroupM's simplified operating model and scale as the world's largest media agency

●       Establish Burson as a leading global strategic communications agency bringing together BCW and Hill & Knowlton

4. Execute efficiently to drive strong financial returns

●      Deliver growth and structural cost savings as a result of the creation of VML and Burson and simplification of GroupM, unlocking scale advantages and further efficiency savings.  Structural savings to deliver annualised net cost savings of c.£125m in 2025, with 40-50% of that saving expected to be achieved in 2024. Associated restructuring cost of c.£125m in 2024

●    Target c.£175m gross savings from efficiency opportunities across both back office and commercial delivery which will be used to invest in growth and support delivery of our medium-term margin target

This strategy will be underpinned by a disciplined approach to capital allocation with continued organic investment, a progressive dividend policy and a disciplined approach to M&A supported by a strong balance sheet and an investment grade credit rating.

Updated medium-term targets

●       3%+ LFL growth in revenue less pass-through costs

●       16-17% headline operating profit margin

●       Adjusted operating cash flow conversion of 85%+[1]

Previous medium-term targets, outlined at WPP's Capital Markets Day in December 2020, were for 3-4% growth in revenue less pass-through costs including an M&A benefit of 0.5-1.0% annually; with a headline operating profit margin of 15.5-16.0%.

2023 expected out-turn and 2024 outlook

WPP will report 2023 results on February 22nd. We expect to report results in line with our guidance ranges with:

●       2023 LFL revenue less pass-through costs expected to be 0.9% consistent with guidance given at Q3 2023 of 0.5-1.0%

●       2023 headline operating profit margin expected to be 14.8%, equivalent to 15.0% on a constant currency basis, which is at the top end of guidance of 14.8-15.0% (excluding the impact of FX)

Looking ahead,

●       2024 LFL revenue less pass-through costs growth of 0-1%

●       2024 headline operating profit margin improvement of 20-40bps (excluding the impact of FX)

●       Our plans include annual cash investment of around £250m in proprietary technology to support our AI and data strategy

Mark Read, CEO of WPP, said:

"The past three years have demonstrated the power of brands, creativity and investment in marketing to drive growth for clients and to build significant value. Research demonstrates that those companies with the strongest brands deliver the highest returns to shareholders.

"AI is transforming our industry and we see it as an opportunity not a threat. We firmly believe that AI will enhance, not replace, human creativity. We are already empowering our people with AI-based tools to augment their skills, produce work more efficiently and improve media performance, all of which will increase the effectiveness of our work. We also see opportunities to sell new AI-driven products and services to our clients and to capture more growth in areas like production.

"Our long-standing investments in AI, including our AI-powered platform, WPP Open, and our acquisition in 2021 of Satalia, a leading UK AI company, are at the heart of our competitive offer. An ongoing annual investment of £250m in data and technology to support our AI strategy is included in our 2024 financial plans.

"While we had to navigate a more challenging environment in 2023, we see strong future demand for our services and are confident we can accelerate our growth over the medium-term.

"Today, the team and I look forward to demonstrating our commitment to leadership through innovation and sharing our plans for improved and sustained returns for our people, our clients, our communities and our shareholders."

The Capital Markets Day for analysts and investors will take place at our offices at Sea Containers House in London with presentations beginning from 1pm (UK time) today. Investors and analysts who wish to attend in person are required to pre-register by emailing irteam@wpp.com. The event will feature demonstrations of our AI capabilities along with presentations from creative, production and media agencies, and contributions from key clients and partners. A live stream of the event will be available from 1pm (UK time) today at www.wpp.com/investors and will subsequently be made available for replay.

For further information:

Investors and analysts
Tom Waldron                                       +44 7788 695864
Anthony Hamilton                               +44 7464 532903
Caitlin Holt                                          +44 7392 280178

irteam@wpp.com

Media
Chris Wade                                         +44 20 7282 4600

Richard Oldworth,                             +44 7710 130 634
Buchanan Communications               +44 20 7466 5000

press@wpp.com

wpp.com/investors

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Company's current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of, epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the Russian invasion of Ukraine; the risk of global economic downturn, slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned "Risk Factors" in the Group's Annual Report on Form-20F for 2022, which could also cause actual results to differ from forward-looking information.

Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

[1] Adjusted operating cash flow conversion is calculated as headline EBITDA plus non-cash compensation, less repayment of lease liabilities and related interest, cash restructuring costs, capex and working capital.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 30 January 2024.	By: ______________________
Balbir Kelly-Bisla
Company Secretary